Pricing Supplement dated June 3, 2025 (To Prospectus dated December 9, 2024 and Prospectus Supplement dated December 9, 2024) THE BANK OF NEW YORK MELLON CORPORATION	Rule 424(b)(2) File No. 333-282710

Senior Medium-Term Notes Series J

(U.S. $ Floating Rate)

$500,000,000 Floating Rate Callable Senior Notes Due 2028

Trade Date: June 3, 2025

Original Issue Date: June 10, 2025

Principal Amount: $500,000,000

Net Proceeds (Before Expenses) to Issuer: $499,250,000

Price to Public: 100.000% plus accrued interest, if any, from June 10, 2025

Commission/Discount: 0.150%

Agent’s Capacity:  ☒ Principal Basis  ☐ Agency Basis

Maturity Date: June 9, 2028

Interest Payment Dates: Quarterly on the 9th day of March, June, September and December of each year, commencing on September 9, 2025

Interest Rate: Compounded SOFR (as defined in the Prospectus Supplement), as determined in accordance with the provisions set forth in the Prospectus, Prospectus Supplement and this Pricing Supplement, plus the Spread. In no event will the Interest Rate for any Interest Period (as defined in the Prospectus Supplement) be less than the Minimum Interest Rate.

Base Rate or Benchmark: Compounded SOFR

Spread: +68 basis points

Minimum Interest Rate: 0%

Day Count Convention: Actual/360

Business Day Convention: Modified following, adjusted. If any Interest Payment Date falls on a day that is not a Business Day (other than an Interest Payment Date that is also the Maturity Date or a redemption date, if applicable), such Interest Payment Date will be postponed to the following Business Day, except that, if the next Business Day would fall in the next calendar month, the Interest Payment Date will be the immediately preceding Business Day. If the Maturity Date or a redemption date, if applicable, falls on a day that is not a Business Day, the payment of principal and interest will be made on the next succeeding Business Day, and no additional interest will accrue from and after the Maturity Date or redemption date, as applicable.

Optional Redemption Date: June 9, 2027

Redemption Commencement Date: May 9, 2028

Redemption Price: 100% of the principal amount of the Notes redeemed

Optional Redemption: Redeemable (i) in whole, but not in part, on the Optional Redemption Date or (ii) in whole or in part from time to time on or after the Redemption Commencement Date, in each case at the option of the Issuer and at the Redemption Price, plus accrued and unpaid interest thereon to the date of redemption, on written notice given to the registered holders of the Notes not less than 5 nor more than 30 calendar days prior to the date of redemption.

Authorized Denominations: $2,000 and integral multiple of $1,000 in excess thereof

The Notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Form:	☒	Book Entry

	☐	Certificated

Redemption:	☐	The Notes cannot be redeemed prior to maturity

	☒	The Notes may be redeemed prior to maturity

Repayment:	☒	The Notes cannot be repaid prior to maturity

	☐	The Notes can be repaid prior to maturity at the option of the holder of the Notes

Discount Note:	☐ Yes ☒ No

Defeasance: The defeasance and covenant defeasance provisions of the Senior Indenture described under “Description of Debt Securities—Debt Securities Issued by the Company under the Senior Indenture or the Senior Subordinated Indenture—Legal Defeasance and Covenant Defeasance” in the Prospectus will apply to the Notes.

MiFID II - professionals/ECPs-only / No PRIIPs or UK PRIIPs KID: Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail in EEA or UK. See “Prohibition of Sales to EEA Retail Investors” and “Prohibition of Sales to UK Retail Investors” in the prospectus supplement.

Plan of Distribution: The Notes described herein are being purchased, severally and not jointly, by the agents named in the below table (the “Agents”), each as principal, on the terms and conditions described in the prospectus supplement under the caption “Plan of Distribution of Medium-Term Notes (Conflicts of Interest).”

Agent	Aggregate Principal Amount of Notes to be Purchased
Goldman Sachs & Co. LLC	$120,000,000
HSBC Securities (USA) Inc.	$120,000,000
Morgan Stanley & Co. LLC	$120,000,000
Multi-Bank Securities, Inc.	$40,000,000
BNY Mellon Capital Markets, LLC	$40,000,000
Commonwealth Bank of Australia	$7,500,000
Credit Agricole Securities (USA) Inc.	$7,500,000
Intesa Sanpaolo IMI Securities Corp.	$7,500,000
Scotia Capital (USA) Inc.	$7,500,000
Cabrera Capital Markets LLC	$5,000,000
CastleOak Securities, L.P.	$5,000,000
CAVU Securities LLC	$5,000,000
MFR Securities, Inc.	$5,000,000
Security Capital Brokerage, Inc.	$5,000,000
Tigress Financial Partners LLC	$5,000,000

Total:	$500,000,000

The Agents expect to deliver the Notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on or about the fifth business day following the date of this pricing supplement, or “T+5”. Trades of securities in the secondary market generally are required to settle in one business day, referred to as “T+1”, unless the parties to a trade agree otherwise. Accordingly, by virtue of the fact that the initial delivery of the Notes will not be made on a T+1 basis, investors who wish to trade the Notes more than one business day before the Original Issue Date will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

The prospectus, prospectus supplement and this pricing supplement may be used by the Company, BNY Mellon Capital Markets, LLC and any other affiliate controlled by the Company in connection with offers and sales relating to the initial sales of securities and any market-making transaction involving the securities after the initial sale. These transactions may be executed at negotiated prices that are related to market prices at the time of purchase or sale, or at other prices. The Company and its affiliates may act as principal or agent in these transactions.

The Agents and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the Agents and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the Company, for which they received or will receive customary fees and expenses.

To the extent any Agent that is not a U.S. registered broker-dealer intends to effect any offers or sales of any Notes in the United States, it will do so through one or more U.S. registered broker-dealers in accordance with the applicable U.S. securities laws and regulations.

We estimate that we will pay approximately $150,000 for expenses, excluding underwriting discounts and commissions.

In the ordinary course of their various business activities, the Agents and their respective affiliates have made or held, and may in the future make or hold, a broad array of investments including serving as counterparties to certain derivative and hedging arrangements, and may have actively traded, and, in the future may actively trade, debt and equity securities (or related derivative securities), and financial instruments (including bank loans) for their own account and for the accounts of their customers and may have in the past and at any time in the future hold long and short positions in such securities and instruments. Such investment and securities activities may have involved, and in the future may involve, securities and instruments of the Company.